RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No: 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P. O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 20323833 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

22 February 2006

06011953

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX/COURIER

Dear Sirs

SUPPL

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the Quarterly Report comprising the condensed Income Statement, Balance Sheet, Statement of Changes in Equity, Cash Flow Statement and Explanatory Notes for the fourth quarter ended 31 December 2005 and the Audited Results of the Group for the financial year ended 31 December 2005 for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours sincerely
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

PROCESSED
MAR 28 2006
THOMSON
FINANCIAL

RECEIVED
2006 MAR 28 A 11:49
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

dly 3/28

Form Version 2.0

Financial Results

Ownership transfer to **RESORTS WORLD** on **22/02/2006 06:10:14 PM**
Submitted by **RESORTS WORLD** on **22/02/2006 06:42:23 PM**
Reference No **RW-060222-7DDA7**

RECEIVED
2006 MAR 20 A 11:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **RESORTS WORLD BHD**
*	Stock name	: **RESORTS**
*	Stock code	: **4715**
*	Contact person	: **TAN WOOI MENG**
*	Designation	: **GROUP COMPANY SECRETARY**

Part A1 : QUARTERLY REPORT

*** Quarterly report for the financial period ended** : **31/12/2005**

*** Quarter** : ○ **1 Qtr** ○ **2 Qtr** ○ **3 Qtr** ● **4 Qtr** ○ **Other**

*** Financial Year End** : **31/12/2005**

*** The figures** : ○ **have been audited** ● **have not been audited**

Please attach the full Quarterly Report here:

RWG-ANN4Q05.pc

Remarks:

The figures for the cumulative period have been audited

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31/12/2005**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
		31/12/2005	**31/12/2004**	**31/12/2005**	**31/12/2004**
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	**957,128**	**709,110**	**3,613,980**	**2,838,938**
2	Profit/(loss) before tax	**269,526**	**69,822**	**1,305,806**	**833,881**

3	Profit/(loss) after tax and minority interest	**166,114**	**194,779**	**968,609**	**753,354**
4	Net profit/(loss) for the period	**166,114**	**194,779**	**968,609**	**753,354**
5	Basic earnings/(loss) per share (sen)	**15.21**	**17.84**	**88.71**	**69.00**
6	Dividend per share (sen)	**14.00**	**11.00**	**24.00**	**20.00**

		AS AT END OF CURRENT QUARTER *	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share (RM)	**5.1100**	**4.3600**

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		31/12/2005	**31/12/2004**	**31/12/2005**	**31/12/2004**
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	**325,351**	**129,946**	**1,325,528**	**889,631**
2	Gross interest income	**3,207**	**5,385**	**11,981**	**18,720**
3	Gross interest expense	**7,840**	**18,468**	**36,029**	**68,384**

Remarks :

Note: The above information is for the Exchange internal use only.

RESORTS WORLD BHD

(Incorporated in Malaysia under Company No. 58019-U)
Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937
50930 Kuala Lumpur, Malaysia. Tel: 03-21612288/23332288, Fax: 03-21615304 Telex: MA 30022.
Website: http://www.genting.com.my

FOURTH QUARTERLY REPORT

Quarterly report on consolidated results for the financial year ended 31 December 2005. The figures for the cumulative period have been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2005

	UNAUDITED INDIVIDUAL QUARTER		AUDITED CUMULATIVE PERIOD	
	Current year quarter	Preceding year corresponding quarter	Current year-to-date	Preceding year corresponding period
	31.12.2005	31.12.2004	31.12.2005	31.12.2004
	RM'000	RM'000	RM'000	RM'000
Revenue	**957,128**	709,110	**3,613,980**	2,838,938
Cost of sales	**(577,121)**	(491,384)	**(2,129,261)**	(1,759,464)
Gross profit	**380,007**	217,726	**1,484,719**	1,079,474
Other income	**5,563**	9,296	**45,382**	31,655
Other expenses	**(60,219)**	(97,076)	**(204,573)**	(221,498)
Profit from operations	**325,351**	129,946	**1,325,528**	889,631
Finance cost	**(7,859)**	(18,487)	**(36,143)**	(68,548)
Share of results in jointly controlled entity and associates	**(47,966)**	(41,637)	**16,421**	12,798
Profit from ordinary activities before taxation	**269,526**	69,822	**1,305,806**	833,881

	UNAUDITED INDIVIDUAL QUARTER		AUDITED CUMULATIVE PERIOD	
	Current year quarter	Preceding year corresponding quarter	Current year-to-date	Preceding year corresponding period
	31.12.2005	31.12.2004	31.12.2005	31.12.2004
	RM'000	RM'000	RM'000	RM'000
Taxation	**(103,507)**	124,861	**(337,578)**	(80,909)
Profit from ordinary activities after taxation	**166,019**	194,683	**968,228**	752,972
Minority shareholders' interest	**95**	96	**381**	382
Net profit for the period	**166,114**	194,779	**968,609**	753,354
Basic earnings per share (sen)	**15.21**	17.84	**88.71**	69.00
Diluted earnings per share (sen)	**15.20**	17.84	**88.70**	69.00

(The Condensed Consolidated Income Statements should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2004.)

CONDENSED CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER 2005

	Audited As at 31.12.2005 RM'000	Audited As at 31.12.2004 RM'000
NON - CURRENT ASSETS		
Property, plant and equipment	**3,542,211**	3,383,861
Land held for property development	**186,117**	186,117
Jointly controlled entity	**1,066**	-
Associates	**2,093,193**	2,070,339
Other long term assets	**262,958**	20,563
CURRENT ASSETS		
Inventories	**53,456**	47,340
Trade and other receivables	**126,700**	112,569
Amount due from other related companies	**7,401**	3,853
Amount due from associates	**808**	3,473
Short term investments	**276,033**	374,002
Bank balances and deposits	**438,854**	371,948
	903,252	913,185
LESS CURRENT LIABILITIES		
Trade and other payables	**475,549**	507,498
Amount due to holding company	**10,382**	12,902
Amount due to other related companies	**41,456**	21,508
Amount due to associates	**-**	14,407
Short term borrowings	**396,128**	414,343
Taxation	**99,316**	38,518
	1,022,831	1,009,176
NET CURRENT LIABILITIES	**(119,579)**	(95,991)
	5,965,966	5,564,889
FINANCED BY		
SHARE CAPITAL	**545,940**	545,922
RESERVES	**5,029,533**	4,207,114
SHAREHOLDERS' EQUITY	**5,575,473**	4,753,036
MINORITY INTERESTS	**8,528**	8,910
NON-CURRENT LIABILITIES		
Long term borrowings	**137,632**	580,688
Other long term liabilities	**71,282**	65,059
Deferred taxation	**173,051**	157,196
TOTAL NON-CURRENT LIABILITIES	**381,965**	802,943
	5,965,966	5,564,889
NET ASSETS PER SHARE (RM)	**5.11**	4.36
NET TANGIBLE ASSETS PER SHARE (RM)	**5.11**	4.35

(The Condensed Consolidated Balance Sheet should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2004.)

RESORTS WORLD BHD
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2005

	Share Capital RM'000	Share Premium RM'000	Other Reserves RM'000	Unappropriated Profit RM'000	Total RM'000
Balance at 1 January 2004	545,922	33,333	6,796	3,559,314	4,145,365
Net profit for the financial year	-	-	-	753,354	753,354
Appropriation:					
Final dividend paid for financial year ended 31 December 2003 (9.5 sen less 28% income tax)	-	-	-	(74,682)	(74,682)
Interim dividend paid for financial year ended 31 December 2004 (9.0 sen less 28% income tax)	-	-	-	(70,751)	(70,751)
Other movement during the year	-	-	(250)	-	(250)
Balance at 31 December 2004	545,922	33,333	6,546	4,167,235	4,753,036
Balance at 1 January 2005	**545,922**	**33,333**	**6,546**	**4,167,235**	**4,753,036**
Net profit for the financial year	-	-	-	**968,609**	**968,609**
Issue of shares	**18**	**335**	-	-	**353**
Appropriation:					
Final dividend paid for financial year ended 31 December 2004 (11.0 sen less 28% income tax)	-	-	-	**(86,474)**	**(86,474)**
Interim dividend paid for financial year ended 31 December 2005 (10.0 sen less 28% income tax)	-	-	-	**(78,613)**	**(78,613)**
Other movements during the year	-	-	**18,562**	-	**18,562**
Balance at 31 December 2005	**545,940**	**33,668**	**25,108**	**4,970,757**	**5,575,473**

(The Condensed Consolidated Statements of Changes in Equity should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2004.)

RESORTS WORLD BHD
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2005

	Audited 2005 RM'000	Audited 2004 RM'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit from ordinary activities before taxation	**1,305,806**	833,881
Adjustments for:		
Depreciation of property, plant and equipment	**232,721**	210,886
Interest expense	**36,029**	68,384
Interest income	**(11,981)**	(18,720)
Share of results in jointly controlled entity and associates	**(16,421)**	(12,798)
Net provision for retirement gratuities	**9,511**	7,086
Property, plant and equipment written off	**167**	19,501
Development expenditure written off	**-**	15,080
Impairment losses	**-**	13,876
Gain on disposal of short term investment	**(113,333)**	(557)
Gain on disposal of investment in a subsidiary	**(9,191)**	-
Additional gain from disposal of investment	**(9,000)**	-
Other non-cash items and adjustments	**1,713**	(458)
	120,215	302,280
Operating profit before working capital changes	**1,426,021**	1,136,161
Net change in current assets	**(23,099)**	(35,101)
Net change in current liabilities	**(11,571)**	143,003
	(34,670)	107,902
Cash generated from operations	**1,391,351**	1,244,063
Net tax paid	**(257,471)**	(245,133)
Retirement gratuities paid	**(1,382)**	(70,677)
Other net operating receipts	**4,085**	4,255
	(254,768)	(311,555)
Net Cash Generated From Operating Activities	**1,136,583**	932,508
CASH FLOWS FROM INVESTING ACTIVITIES		
Property, plant and equipment	**(409,866)**	(339,395)
Investment in associates	**-**	(10,738)
Other investments	**20,030**	(57,344)
Net Cash Used In Investing Activities	**(389,836)**	(407,477)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of shares	**353**	-
Dividend paid	**(165,087)**	(145,433)
Interest paid	**(40,089)**	(66,830)
Repayment of borrowings	**(476,473)**	(422,220)
Borrowings from financial institutions	**19,000**	59,850
Net Cash Used In Financing Activities	**(662,296)**	(574,633)
NET INCREASE IN CASH AND CASH EQUIVALENTS	**84,451**	(49,602)
CASH AND CASH EQUIVALENTS AT BEGINNING OF FINANCIAL YEAR	**630,357**	679,959
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL YEAR	**714,808**	630,357
ANALYSIS OF CASH AND CASH EQUIVALENTS		
Bank balances and deposits	**438,854**	371,948
Money market instruments (included in short term investments)	**275,954**	258,409
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL YEAR	**714,808**	630,357

(The Condensed Consolidated Cash Flow Statement should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2004.)

Part I: Compliance with Financial Reporting Standard (FRS) 134 (formerly known as MASB 26)

a) Accounting Policies and Methods of Computation

The interim financial report has been prepared in accordance with Financial Reporting Standard (FRS) 134: Interim Financial Reporting (formerly known as MASB 26) and paragraph 9.22 of the Bursa Malaysia Securities Berhad ("Bursa Malaysia") Listing Requirements.

The interim financial report should be read in conjunction with the audited financial statements of the Group for the financial year ended 31 December 2004. The accounting policies and methods of computation adopted for the interim financial statements are consistent with those adopted for the annual audited financial statements for the financial year ended 31 December 2004 as well as any new accounting standards that are effective and applicable in the current financial year.

b) Disclosure of Audit Report Qualification and Status of Matters Raised

The audit report of the Group's annual financial statements for the year ended 31 December 2004 was not qualified.

c) Seasonal or Cyclical Factors

The business operations of the Group's leisure and hospitality division are subject to seasonal fluctuations. The results are affected by major festive seasons and holidays.

d) Unusual Items Affecting Assets, Liabilities, Equity, Net Income or Cash Flows

There has not arisen in the current financial year ended 31 December 2005 of any nature and amount of items affecting assets, liabilities, equity, net income, or cash flows that are unusual because of their nature, size, or incidence other than the gain arising from the disposal of short term investment amounting to RM113.3 million as disclosed in Note 7, Part II of this financial report.

e) Material Changes in Estimates

There were no major changes in estimates of amounts reported in prior interim periods of the current financial year ended 31 December 2005 or that of prior financial years.

f) Changes in Debt and Equity Securities

The Company issued 36,000 new ordinary shares of 50 sen each, for cash, arising from the exercise of options granted under the Resorts Executive Share Option Scheme during the current financial year ended 31 December 2005 at the following exercise price:

Exercise price (RM)	No. of options exercised during the year
8.50	10,000
10.32	26,000
	36,000

g) ***Dividends Paid***

Dividends paid for the current financial year ended 31 December 2005 are as follows:

	RM'000
Final dividend paid on 25 July 2005 for the financial year ended 31 December 2004: 11.0 sen less 28% tax per ordinary share of RM0.50 each	86,474
Interim dividend paid on 25 October 2005 for the financial year ended 31 December 2005: 10.0 sen less 28% tax per ordinary share of RM0.50 each	78,613
	165,087

h) ***Segment Information***

Segment analysis for the financial year ended 31 December 2005 is set out below:

	Leisure & Hospitality RM' 000	Property RM' 000	Others RM' 000	Eliminations RM' 000	Total RM' 000
Revenue					
External	3,476,504	7,421	130,055	-	3,613,980
Inter segment	1,650	11,455	49,151	(62,256)	-
	3,478,154	18,876	179,206	(62,256)	3,613,980
Results					
Segment profit	1,170,974	3,290	139,283		1,313,547
Interest income					11,981
Finance cost					(36,143)
Share of results in jointly controlled entity and associates					16,421
Profit from ordinary activities before taxation					1,305,806
Taxation					(337,578)
Profit from ordinary activities after taxation					968,228
Minority shareholders' interest					381
Net profit for the year					968,609

i) Valuation of Property, Plant and Equipment

There was no valuation of property, plant and equipment since the last financial year ended 31 December 2004.

j) Material Events Subsequent to the end of Financial Year

There were no material events subsequent to the end of the current financial year that have not been reflected in the financial statements for the financial year ended 31 December 2005.

k) Changes in the Composition of the Group

There have been no material changes in the composition of the Group for the current financial year ended 31 December 2005.

l) Changes in Contingent Liabilities or Contingent Assets

There were no material changes in the contingent liabilities or contingent assets since the last financial year ended 31 December 2004 except for the contingent asset as disclosed below:

Contingent Asset

Resorts World Limited ("RWL"), an indirect wholly-owned subsidiary of the Company, had in November 2000 disposed its interest of 10.3 million shares of NCL Holding ASA to Arrasas Limited ("Arrasas"), a wholly-owned subsidiary of Star Cruises Limited, which in turn is a 36% associate of the Group, at Norwegian Kroner ("NOK") 15 per share. The valuation proceedings at the Oslo City Court, ongoing since October 2001, culminated in the valuation court's decision on 5 December 2003, which fixed the redemption price at NOK 25 per share. On 8 January 2004, Arrasas appealed the decision. On 28 June 2005, the Appeal Court ruled that the redemption price for the shares is fixed at NOK16.50 per share.

Consequently, the Group received an additional payment for the disposal of the above-mentioned investment amounting to USD2.4 million (approximately RM9.0 million) on 15 August 2005 and the additional gain was recognised in the financial statements for the quarter ended 30 June 2005.

m) Capital Commitments

Capital commitments not provided for in the financial statements as at 31 December 2005 are as follows:

	RM'000
Authorised property, plant and equipment expenditure not provided for in the financial statements :	
- contracted	140,858
- not contracted	363,538
	504,396

Part II : Compliance with Appendix 9B of Bursa Malaysia Listing Requirements

1) Review of Performance

The results of the Group are tabulated below:

	INDIVIDUAL QUARTER			PRECEDING QUARTER		FINANCIAL YEAR TO DATE		
	4Q2005 RM'Mil	4Q2004 RM'Mil	% +/-	3Q2005 RM'Mil	% +/-	2005 RM'Mil	2004 RM'Mil	% +/-
Revenue								
Leisure & Hospitality	**952.9**	703.9	*+35*	927.5	*+3*	**3,476.5**	2,813.6	*+24*
Property	**1.8**	1.9	*-5*	1.6	*+13*	**7.4**	7.4	*+0*
Sale of investments*	**-**	-	-	-	-	**113.3**	0.9	*+>100*
Others	**2.4**	3.3	*-27*	3.1	*-23*	**16.8**	17.0	*-1*
	957.1	709.1	*+35*	932.2	*+3*	**3,614.0**	2,838.9	*+27*
Profit Before Tax								
Leisure & Hospitality	**322.6**	140.1	*+>100*	321.6	*+0*	**1,171.0**	880.5	*+33*
Property	**0.6**	(14.3)	*+>100*	0.8	*-25*	**3.3**	(11.8)	*+>100*
Others	**(1.1)**	(1.3)	*+>15*	7.1	*->100*	**139.2**	2.2	*+>100*
	322.1	124.5	*+>100*	329.5	*-2*	**1,313.5**	870.9	*+>51*
Interest income	**3.2**	5.4	*-41*	3.1	*+3*	**12.0**	18.7	*-36*
Finance cost	**(7.8)**	(18.5)	*+58*	(8.0)	*+2*	**(36.1)**	(68.5)	*+47*
Share of results in jointly controlled entity and associates	**(48.0)**	(41.6)	*-15*	48.0	*->100*	**16.4**	12.8	*+28*
Profit before tax	**269.5**	69.8	*+>100*	372.6	*-28*	**1,305.8**	833.9	*+57*

* *The recognition method for sale of investments has been changed in the current quarter from that of recognising the gross proceeds received from the disposal of such investments to that of recognising the difference between the proceeds of sale from these investments and its carrying amount in line with Financial Reporting Standard No. 125 "Accounting for investment".*

The Group registered revenue and profit before tax of RM957.1 million and RM269.5 million respectively for the current quarter. This is an increase of 35% and 4 times respectively compared to the previous year's corresponding quarter.

The increase in the current quarter's revenue and profit before tax are mainly attributable to better underlying performance in the leisure and hospitality segment which was mainly due to higher visitor arrivals and better luck factor in the current quarter.

The lower profits in the previous year's corresponding quarter was mainly attributable to:
a) Lower luck factor in the premium player business;
b) Fixed assets written off and assets impairment losses in the leisure and hospitality segment amounting to RM19.5 million and RM13.9 million respectively; and
c) Development expenditure written off amounting to RM15.1 million in the property segment.

The Group registered revenue and profit before tax of RM3,614.0 million and RM1,305.8 million respectively for the current financial year ended 31 December 2005. This is an increase of 27% and 57% respectively compared to the previous year.

The increase in the current financial year's revenue is mainly attributable to the better underlying performance in the leisure and hospitality segment which was due to higher visitor arrivals and increased volume of the gaming business. This was further improved by the disposal of equity interest in London Clubs International plc. ("LCI") for a net gain of RM113.3 million during the financial year.

The increase in the current financial year's profit before taxation is mainly attributable to:

a) Better underlying performance in the leisure and hospitality segment due to higher visitor arrivals. The lower profit in the previous year was due to fixed assets written off and assets impairment losses amounting to RM19.5million and RM13.9 million respectively;
b) Lower profit in the property segment in the previous year was due to development expenditure written off amounting to RM15.1 million;
c) Gain arising from the disposal of equity interest in LCI amounting to RM113.3 million;
d) Gain arising from disposal of Geremi Limited, a subsidiary, amounting to RM9.1 million;
e) Additional gain from the disposal of NCL Holdings ASA amounting to RM9.0 million as disclosed in Note (*l*) of Part 1 of this quarterly report; and
f) SCL contributed higher share of profits amounting to RM15.4 million in the current financial year as compared to share of profits of RM12.8 million in the previous financial year.

2) *Material Changes in Profit Before Taxation for the Current Quarter as compared with the Immediate Preceding Quarter*

The Group registered a profit before tax of RM269.5 million in the current quarter as compared to RM372.6 million in the preceding quarter.

The lower profit is mainly due to the share of losses of RM48.0 million contributed by SCL as compared to share of profits of RM48.0 million in the preceding quarter.

3) *Prospects*

In line with the Government's continuing policy to promote Malaysia as an international tourist destination and barring unforeseen circumstances, the Group's performance is expected to be satisfactory for the coming financial year.

4) *Variance of Actual Profit from Forecast Profit*

The Group did not issue any profit forecast or profit guarantee for the year.

5) *Taxation*

Taxation charges for the current quarter and current financial year ended 31 December 2005 are as follows:

	Current quarter RM'000	Current financial year ended 31 December 2005 RM'000
Current Taxation		
Malaysian taxation	85,891	321,309
Deferred Taxation	23,003	23,712
	108,894	345,021
Share of tax in associates	170	3,799
	109,064	348,820
Under / (Over) provision in respect of prior years		
Income taxation	211	(3,384)
Deferred taxation	(5,768)	(7,858)
	103,507	337,578

The effective tax rate of the Group for the current quarter, before the adjustment of taxation in respect of prior years, is higher than the statutory income tax rate mainly due to share of losses in an associate and additional deferred tax provided.

The effective tax rate of the Group for the current financial year, before the adjustment of taxation in respect of prior years, is lower mainly due to gain from disposal of short term investments and the share of results in associates which are mainly derived from income not subject to Malaysian income tax.

6) ***Profit on Sale of Unquoted Investments and/or Properties***

The results for the current quarter and current financial year ended 31 December 2005 do not include any profit or loss on sale of unquoted investments and properties which are not in the ordinary course of business.

7) ***Quoted Securities other than Securities in Existing Subsidiary and Associates***

(a) The dealings in quoted securities for the current quarter and financial year ended 31 December 2005 are as follows:

	Current quarter RM'000	Current financial year ended 31 December 2005 RM'000
Total purchases at cost	-	246,327
Total disposal proceeds	-	228,847
Total gain on disposals	-	113,333

(b) The details of the investments in quoted shares exclude the investments in subsidiary companies and associates as at 31 December 2005 are set out below:

	RM'000
Total investments at cost	246,407
Total investments at book value	246,407
Total investments at market value	296,514

8) Status of Corporate Proposals Announced

There were no corporate proposals announced but not completed as at 15 February 2006.

9) Group Borrowings and Debt Securities

The details of the Group's borrowings are as set out below:

		As at 31 December 2005	
		Foreign currency '000	**RM Equivalent '000**
Short term borrowings	Unsecured	USD104,837	396,128
Long term borrowings	Unsecured	USD36,425	137,632
			533,760

10) Off Balance Sheet Financial Instruments

As at 15 February 2006, the Group has the following off balance sheet financial instruments:

(a) Foreign Currency Contracts

Currency	Contract Amounts '000	Transaction Date	Expiry Date
US Dollars	270	14/02/2006	24/02/2006

As the above foreign currency contracts are entered into to cover the Group's commitments in foreign currencies, the contracted rates will be used to translate the underlying foreign currency transactions into Ringgit Malaysia. The above contracts are entered into with licensed banks.

(b) USD Interest Rate Swap ("IRS")

(i) On 25 April 2001, the Group had drawndown a loan amounting to USD200 million which was subjected to a floating interest rate based on LIBOR. Of these amounts, USD40 million was repaid on 25 April 2003 and a further USD80 million was repaid on 25 April 2005. The balance outstanding on this loan amounts to USD80 million.

The outstanding IRS agreements entered into by the Group in respect of the loan are as follows:

Transaction Date	Effective Date of Commencement	Maturity Dates	Outstanding Contract Amounts USD '000
13 August 2001	25 October 2001	25 April 2006	12,000
16 August 2001	25 October 2001	25 April 2006	12,000
22 August 2001	25 October 2001	25 April 2006	8,000
30 August 2001	25 October 2001	25 April 2006	8,000
8 May 2002	25 July 2002	25 April 2006	10,000
24 July 2003	25 October 2003	25 April 2006	30,000
Total			80,000

The above swaps effectively fix the interest rate payable on that tranche of the loan from the respective effective dates of commencement of contracts and up to their respective maturity dates as set out above.

(ii) On 27 November 2002, the Group had drawndown a loan amounting to USD53 million which was subjected to a floating interest rate based on LIBOR. Of these amounts, USD13.25 million was repaid on 29 November 2004 and a further USD13.25 million was repaid on 28 November 2005. The balance outstanding on this loan amounts to USD26.5 million.

The outstanding IRS agreements entered into by the Group in respect of the loan are as follows:

Transaction Date	Effective Date of Commencement	Maturity Dates	Outstanding Contract Amounts USD '000
11 June 2003	27 May 2003	27/11/2006 to 27/11/2007	12,734
16 January 2004	28 May 2004	27/11/2006 to 27/11/2007	13,766
Total			26,500

The above IRS effectively swap the interest rate payable from floating rate to floating rate in arrears subjected to a cap on the LIBOR of 5% per annum from the respective effective dates of commencement of contracts and up to their respective maturity dates.

(iii) On 24 November 2003 and 11 December 2003, the Group had drawndown total loans amounting to USD46.35 million which were subjected to floating interest rates based on LIBOR. Of these amounts, USD9.0 million was repaid on 25 November 2005 and a further USD2.59 million was repaid on 12 December 2005. The balance outstanding on this loan amounts to USD34.76 million.

The outstanding IRS agreements entered into by the Group in respect of the loan are as follows:

Transaction Date	Effective Date of Commencement	Maturity Dates	Outstanding Contract Amounts USD '000
12 April 2004	24 May 2004	24/11/2006 to 24/11/2008	13,500
12 April 2004	11 June 2004	11/12/2006 to 11/12/2008	3,881
13 April 2004	24 May 2004	24/11/2006 to 24/11/2008	13,500
07 May 2004	11 June 2004	11/12/2006 to 11/12/2008	3,881
Total			34,762

The above swaps effectively fix the interest rate payable on that tranche of the loan from the respective effective dates of commencement of contracts and up to their respective maturity dates as set out above.

These instruments are executed with creditworthy financial institutions and the Directors are of the view that the possibility of non-performance by these financial institutions is remote on the basis of their financial strength.

The Group uses derivative financial instruments including interest rate swap and currency swap agreements in order to limit the Group's exposure in relation to its underlying debt instruments resulting from adverse fluctuations in interest rates or foreign currency exchange rates and to diversify sources of funding. The related interest differentials under the swap agreements are recognised over the terms of the agreements in interest expense.

11) Changes in Material Litigation

There are no pending material litigations as at 15 February 2006.

12) Dividend Proposed or Declared

(a) (i) A final dividend for the current financial year ended 31 December 2005 has been recommended by the Directors for approval by shareholders.

(ii) The recommended final dividend, if approved, shall amount to 14.0 sen per ordinary share of 50 sen each, less 28% tax.

(iii) The final dividend paid in respect of the previous financial year ended 31 December 2004 amounted to 11.0 sen per ordinary share of 50 sen each, less 28% tax.

(iv) The date of payment of the recommended final dividend shall be determined by the Directors and announced at a later date.

(b) Total dividend payable for the current financial year ended 31 December 2005, including the above recommended final dividend, if approved, would amount to 24.0 sen per ordinary share of 50 sen each, less 28% tax.

13) ***Earnings per share ("EPS")***

(a) The earnings used as the numerator in calculating basic and diluted earnings per share for the current quarter and financial year ended 31 December 2005 are as follows:

	Current quarter RM'000	Current financial year ended 31 December 2005 RM'000
Net profit for the period (used as numerator for the computation of Basic and Diluted EPS)	166,114	968,609

(b) The weighted average number of ordinary shares used as the denominator in calculating basic and diluted earnings per share for the current quarter and financial year ended 31 December 2005 are as follow:

	Current Quarter Number of shares	Current financial year ended 31 December 2005 Number of shares
Weighted average number of ordinary shares in issue (used as denominator for the computation of Basic EPS)	1,091,864,606	1,091,850,753
Adjustment for share options granted under the Executive Share Option Scheme For Eligible Executives of Resorts World Bhd	978,871	148,520
Weighted average number of ordinary shares in issue (used as denominator for the computation of Diluted EPS)	1,092,843,477	1,091,999,273

TAN SRI LIM KOK THAY
Chairman, President and Chief Executive
RESORTS WORLD BHD

22 February 2006